Exhibit 99.4

Trilogy International Partners

Trilogy International Partners Inc.

(the "Corporation")

FORM OF PROXY – SPECIAL VOTING ("PROXY")

Annual and Special Meeting
May 14, 2021 at 8:30 a.m. Pacific
URL: http://web.lumiagm.com/219307018
Password: trilogy2021
(the "Meeting")

«MAIL_SEQUENCE»
«Name»
«Add1»
«Add2»
«Add3»
«City», «Province» «Postal_Code»
«Country»

RECORD DATE:	March 25, 2021
CONTROL NUMBER:	«CONTROL_NUMBER»
SEQUENCE #:	«SEQUENCE_NUMBER» - «CUSIP» - «PartAcct_No»
FILING DEADLINE FOR PROXY:	May 12, 2021 at 5:00 p.m. Eastern

VOTING METHOD	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

The undersigned hereby appoints **John W. Stanton, Chairman of the Board of Directors** of the Corporation, whom **failing Scott K. Morris, Senior Vice President, General Counsel and Corporate Secretary** of the Corporation (the "Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

«Shares»
«SEQUENCE_NUMBER»
(«SEQUENCE_NUMBER»)

DRAFT

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors	**FOR**	WITHHOLD
a) John W. Stanton	☐	☐
b) Bradley J. Horwitz	☐	☐
c) Theresa E. Gillespie	☐	☐
d) Mark Kroloff	☐	☐
e) Nadir Mohamed	☐	☐
f) Alan D. Horn	☐	☐
g) Reza Satchu	☐	☐

2. Appointment of Auditor	**FOR**	WITHHOLD
Appointment of **Grant Thornton LLP, Chartered Accountants** as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

3. Articles Amendment Resolution	**FOR**	AGAINST
To consider and, if deemed advisable, to pass, with or without variation, a special resolution approving the adoption of the Corporation's amended and restated articles, as appended to the Corporation's management information circular, to permit virtual shareholder meetings as permitted by applicable law.	☐	☐

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME

Signature of registered owner(s) *Date (MM/DD/YYYY)*

Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING. 2. 3. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof. 5. Each security holder has the right to appoint a person other than the Management Nominees specified herein represent them at the Meeting or any adjournment postponement thereof. Such right may be exercised to or by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Corporation. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. 6. 7. 8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy. 9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol. Investor inSite TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions. To register, please visit www.tsxtrust.com/investorinsite Click on, “Register” and complete the registration form. Call us toll free at 1-866-600-5869 with any questions. www.tsxtrust.com VANCOUVER CALGARY TORONTO MONTRÉAL 032421_v1 Notice-and-Access The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management’s discussion and analysis, on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period. Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution on the reverse. You should review the Information Circular before voting. Trilogy International Partners Inc. has elected to utilize notice-and-access and provide you with the following information: Meeting materials are available electronically at www.sedar.com and also at https://docs.tsxtrust.com/2015 If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869 or email TMXEInvestorServices@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by May 5, 2021. Request for Financial Statements In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As. Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com. I am currently a security holder of the Corporation and as such request the following: Annual Financial Statements with MD&A Interim Financial Statements with MD&A If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions. If the cut-off time has passed, please fax this side to 416-595-9593 «Name» «Add1» «Add2» «Add3» «City», «Province» «Postal_Code» «Country» Trilogy International Partners Inc. 2021 Virtual Meeting Guidelines If you are a non-registered shareholder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75 If you are a shareholder and you want to appoint someone else (other than the management nominees) to vote online at the Meeting, you must first submit your proxy indicating who you are appointing. You or your appointee must then register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75. Failure to register the proxyholder with TSX Trust by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75 will result in the proxyholder not receiving a Control Number to participate in the Meeting and only being able to attend as a guest.